United States securities and exchange commission logo





                                March 8, 2024

       Frantz Saintellemy
       Chief Executive Officer
       LeddarTech Holdings Inc.
       4535, Boulevard Wilfrid-Hamel, Suite 240
       Qu  bec G1P 2J7, Canada

                                                        Re: LeddarTech Holdings
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 13,
2024
                                                            File No. 333-277045

       Dear Frantz Saintellemy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed February 13, 2024

       Cover Page

   1. You indicate that you are registering 20,233,439 shares in a primary offering by the company. Please
separately disclose the number of shares being registered upon the exercise of the Public
Warrants, the conversion of secured convertible notes and the automatic conversion of
the Company Earnout Non-Voting Special Shares. Similarly
                                                        identify all of the
shares being registered for resale on behalf of selling securityholders.
   2. Please explain in your response letter why you are registering the primary offering rather than the secondary
offering of shares issuable upon conversion of your secured
                                                        convertible notes. In
addition, explain why you are registering both the primary offering of 5,000,000 million
shares issuable upon the automatic conversion of the Company
                                                        Earnout Non-Voting
Special Shares and the secondary offering of 3,712,410 shares issuable upon the
automatic conversion of the Company Earnout Non-Voting Special
                                                        Shares.
 Frantz Saintellemy
FirstName
LeddarTechLastNameFrantz
            Holdings Inc. Saintellemy
Comapany
March      NameLeddarTech Holdings Inc.
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
3. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities or the securities overlying such securities.
4. Please revise to include disclosure comparing the exercise prices of the warrants whose underlying shares are being registered to the market price of the underlying securities.
         Disclose that cash proceeds associated with the exercise of warrants are dependent on your stock price. Identify the warrants that are currently out of the money, such as the
         Public Warrants, and that the company is unlikely to receive proceeds from the exercise of those warrants. Also identify the warrants that may be exercised on a cashless basis and disclose that the company may not receive cash for the exercise of these warrants even if they are in the money. Provide similar disclosure in the prospectus summary, risk factors,
         MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5.       We note the significant number of redemptions of Prospector Class A
Shares in
         connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Common Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.
Risk Factors, page 14

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Common Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 105

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. For
example, disclose
         the total percentage of Prospector public shares that were redeemed in connection with the vote to extend the deadline for a business combination and the vote on the Business
         Combination, the resulting amount of funds you received from the trust account and the
 Frantz Saintellemy
FirstName
LeddarTechLastNameFrantz
            Holdings Inc. Saintellemy
Comapany
March      NameLeddarTech Holdings Inc.
       8, 2024
March3 8, 2024 Page 3
Page
FirstName LastName
         transaction costs of the Business Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital. For example,
disclose that this offering
         involves the potential sale of a substantial portion of shares for resale and discuss how
         such sales could impact the market price of the company   s common
stock. Your
         discussion should highlight the fact that three selling shareholders who beneficially own almost 80% of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Selling Securityholders, page 156

8. Please discuss how each of the selling securityholders received the shares they are offering.
9. Footnote 12 to the selling securityholder table on page 158 provides information about
         Interest Solutions LLC and the shares it is reselling. In the footnote, you indicate that an affiliate of Interest Solutions LLC is a party to a consulting agreement with the company pursuant to which the shares being offered by Interest Solutions LLC are being issued.
         Please identify this affiliate. You further indicate that the shares have not been issued.
         Please tell us when the shares will be issued and why it is appropriate to register the shares for resale when they are not outstanding. Lastly, you indicate that Interest Solutions LLC is an affiliate of a broker-dealer. Please identify the broker-dealer. General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors or other selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frantz Saintellemy
LeddarTech Holdings Inc.
March 8, 2024
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameFrantz Saintellemy
                                                           Division of
Corporation Finance
Comapany NameLeddarTech Holdings Inc.
                                                           Office of Technology
March 8, 2024 Page 4
cc:       Christopher G. Barrett
FirstName LastName